

June 23, 2006

Via facsimile at (412) 456-6059 and U.S. Mail

Edward J. McMenamin
Senior Vice President – Finance and Corporate Controller
H.J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

>   **Re: H.J. Heinz Company**
>   **Schedule 14A**
>   **Filed June 15, 2006**
>   **File No. 1-03385**

Dear Mr. McMenamin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   We note that you filed your proxy statement under the EDGAR header tag of "PRE 14A" when, in fact, it would appear that it should have been filed under "PREC14A." Please keep this in mind for future reference.

2.   Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of

statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

- References to the "self-interested" and "divisive" voices, in your Letter to Shareholders;
- "…independent stock analysts have characterized his plans as 'overly aggressive' and 'not achievable' and his corporate governance record is poor," in your Letter to Shareholders;
- "[Peltz] would cripple Heinz and his representatives would represent themselves, not [shareholders]," after the Notice of Annual Meeting of Shareholders and in the forepart of the proxy statement;
- The reference to "unrealistic" in relation to the cuts suggested by Peltz to SG&A and other expenses and your indication that your "SG&A is, and has, for a number of years, been below the average for peer companies in the industry," in the forepart of the proxy statement;
- Reference to "hidden agenda" in the soliciting materials filed June 15, 2006;
- Two of Peltz's nominees "have a public and well-documented record of shareholder lawsuits," in the soliciting materials filed June 22, 2006.

Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Letter to Shareholders

3. You indicate that the Board is "comprised of strong, independent leaders…" Here and elsewhere in your proxy materials, clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the listing standards of the NYSE? If this constitutes your definition, briefly define it for readers.

This year's vote at the Annual Meeting is extremely important…

4. We note your indication that you received a notice of intent from Trian Partners on March 2, 2006. Please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company's governing instruments or the applicable state law. We note your indication that you "continue to evaluate this notice under the Company's By-Law requirements for shareholders wishing to make nominations of directors at this year's Annual Meeting," but it is not clear whether you are referring specifically to the notice provided by Trian or whether you are more generally evaluating this provision.

5.   You indicate that the "Peltz/Trian plan lacks specificity, lacks a time frame for implementation and associated restructuring costs, ignores industry dynamics and inflationary headwinds, is based on unsupported assumptions, and does not offer new insights." As requested in the comment above, please characterize this statement as your belief and provide support for each belief. Consider whether it might be more helpful for readers for you to provide support for this statement in your soliciting materials.

Peltz Nominees do not Satisfy Heinz Director Independence Standards

6.   Please provide us with copies of the ISS reports regarding Triarc Companies, Inc. and you, as well as the Corporate Library Report, to which you make reference.

Employment Contracts and Termination of Employment and Change-in-Control Agreements, page 26

7.   We note your indication towards the end of this discussion that the election of any Peltz/Trian nominees would count toward a Change in Control. Please revise to clarify that even if all of the Peltz/Trian nominees were elected, this would not trigger a Change in Control at this point.

Rule 14a-12 Soliciting Materials dated June 15 and 22, 2006

8.   On a supplemental basis, support the statements you make relating to the Company's Superior Value & Growth Plan including your quantified statements as to 1) EPS Growth of 10% in FY07, 2) Sales growth of 3-4% in FY07 3) and Operating income growth of more than 8% in FY07. Please also provide support for the statement you make as to TSR and your delivery of 18.9% since December 20, 2002. Where the support for your calculations appears in other documents, such as the company's Form 10-Qs or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Again, mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

Rule 14a-12 Soliciting Materials dated June 19, 2006

9.   You indicate that "…people around the world have different value systems. Particularly people you're dealing with in a proxy contest. And those value systems do not mirror the value systems that we hold near and dear in this company." Please provide sufficient factual foundation to support this statement. Also, in any future materials, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions